UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

MARINUS PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

MATADOR SUBSIDIARY, INC.
a direct wholly-owned subsidiary of

IMMEDICA PHARMA AB
(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value
(Title of Class of Securities)

56854Q200
(CUSIP Number of Class of Securities)

Nina Fleck
General Counsel & Compliance Officer
Immedica Pharma AB
Solnavägen 3H
113 63 Stockholm
Sweden
Telephone: +46 (0) 8 533 39 500
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Wim De Vlieger
Ryan A. Murr
Branden C. Berns
Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111
Telephone: +1 (415) 393-8200

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on January 8, 2025 (the “Schedule TO”), by Matador Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Immedica Pharma AB, a corporation organized and existing under the laws of Sweden (“Parent”). This Amendment relates to the offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Marinus Pharmaceuticals, Inc., a Delaware corporation (“Marinus”), at a price of $0.55 per Share, net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 29, 2024, among Marinus, Parent and Purchaser, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and incorporated herein by reference with respect to Items 4 through 11 of this Amendment.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

ITEMS 1	THROUGH 9 AND 11

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“Expiration of the Offer; Closing of the Merger

The Offer expired as scheduled, as of 12:00 midnight, Eastern Time, at the end of the day of Thursday, February 6, 2025 (the “Expiration Date”) and was not extended. The Depositary and Paying Agent has advised Parent and Purchaser that, as of the Expiration Date, a total of 37,287,732 Shares were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 67.5% of Shares that were issued and outstanding as of the Expiration Date on a fully diluted basis. All conditions to the Offer, including the Minimum Condition, having been satisfied or waived, Purchaser irrevocably accepted for payment, and made payment for all Shares validly tendered and not validly withdrawn in the Offer.

On or around February 11, 2025, Parent and Purchaser intend to complete the acquisition of Marinus pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into Marinus in accordance with Section 251(h) of the DGCL, with Marinus continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Share not tendered into the Offer (other than any Excluded Shares or Dissenting Shares) will be automatically converted into the right to receive the Offer Price.

The Shares are expected to cease trading on Nasdaq prior to the commencement of trading on February 11, 2025, and, on such date, Marinus will request that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Parent and Marinus intend to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Shares and take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Marinus’ reporting obligations under the Exchange Act as promptly as practicable.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Index No.
(a)(5)(C)*	Press Release of Parent issued on February 7, 2025.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2025

IMMEDICA PHARMA AB

By	/s/ Anders Edvell
	Name:	Anders Edvell
	Title:	Chief Executive Officer

MATADOR SUBSIDIARY, INC.

By	/s/ Anders Edvell
	Name:	Anders Edvell
	Title:	Chief Executive Officer